Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

PREANNOUNCEMENT ON ESTIMATED LOSS FOR THE FIRST HALF OF 2022

This announcement is made by Guangshen Railway Company Limited (the “Company”) pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

I.	ESTIMATED RESULTS FOR THE PERIOD

(I)	Period for the Estimated Results

January 1, 2022 to June 30, 2022 (the “Period”).

(II)	Estimated Results

According to the preliminary estimate made by the finance department of the Company based on the China Accounting Standards for Business Enterprises, the Company will suffer a loss in the first half of 2022. The net loss attributable to shareholders of the listed company is estimated to be approximately RMB600 million to RMB800 million. The net loss attributable to shareholders of the listed company after deducting the non-recurring gain or loss is estimated to be approximately RMB620 million to RMB820 million.

(III)	The financial figures relating to the estimated results for the Period have not been audited by certified public accountants.

II.	RESULTS FOR THE SAME PERIOD OF LAST YEAR

(I)

For the first half of 2021, the Company recorded a net profit attributable to shareholders of the listed company of RMB4.2755 million and a net profit attributable to shareholders of the listed company after deducting the non-recurring gain or loss of RMB7.4427 million.

(II)	For the first half of 2021, the basic earnings per share of the Company amounted to RMB0.0006.

III.	MAIN REASONS FOR THE ESTIMATED LOSS FOR THE PERIOD

During the Period, the impact of the pandemic has been ongoing. The pandemic outside Mainland China has yet been effectively controlled and the pandemic inside mainland China appears to have local outbreak or disperse infection. Facing the pandemic, the Company has always effectively carried out pandemic prevention and control, adapted to changes in market demand, adjusted the passenger and cargo transportation arrangement in a timely manner, implemented strict cost control measures, and strived to minimize the impact of the pandemic. Although the Company has made every effort to increase the numbers of transportation, increase revenue, save expenses and reduce consumption, the number of passengers and cargo shipments have dropped significantly as a result of the continuous impact of the pandemic on the Company’s main business of passenger and cargo transportation, causing the operating performance of the Company in the first half of 2022 to be under deficit.

IV.	RISK WARNING

There are no material uncertainties that will affect the accuracy of the estimated loss for the Period.

V.	OTHER MATTERS

The figures as mentioned above are only based on preliminary estimates, and have not been audited by certified public accountants. Please refer to the unaudited 2022 interim report to be officially disclosed by the Company for accurate financial data. Investors are advised to pay attention to the investment risks.

By Order of the Board of
Guangshen Railway Company Limited
Tang Xiangdong
Company Secretary

Shenzhen, the PRC

July 14, 2022

As at the date of this announcement, the Board consists of:

Executive Directors	Non-executive Directors	Independent Non-executive Directors
Wu Yong	Guo Jiming	Frederick Ma Si-Hang
Hu Lingling	Hu Dan	Tang Xiaofan
Zhou Shangde	Zhang Zhe	Qiu Zilong